PLATINUM UNDERWRITERS HOLDINGS, LTD.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda HM 08
October 20, 2005
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gregory S. Belliston

Re:	Platinum Underwriters Holdings, Ltd. Platinum Underwriters Finance, Inc. Registration Statement on Form S-4 Registration No. 333-128967
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, Platinum Underwriters Holdings, Ltd. and Platinum Underwriters Finance, Inc. hereby respectfully request that the effective date of the above-captioned Registration Statement be accelerated to 12:00 p.m. Eastern Time, on Monday, October 24, 2005, or as soon thereafter as practicable.

Platinum Underwriters Holdings, Ltd.
By:	/s/ Michael E. Lombardozzi
	Name:	Michael E. Lombardozzi
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

Platinum Underwriters Finance, Inc.
By:	/s/ Joseph F. Fisher
	Name:	Joseph F. Fisher
	Title:	Executive Vice President and Chief Financial Officer

cc:	Jeffrey P. Riedler
Assistant Director

Linda E. Ransom
Jonathan L. Freedman
Dewey Ballantine LLP